FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July

Transco plc
130 Jermyn Street
London SW1Y 4UR
ENGLAND
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the registrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transco plc

Date: 09 July 2002

By: [signature]
Andrew Poole
Authorised Signatory

130 Jermyn Street
London SW1Y 4UR

Telephone 020 7389 3200
Fax 020 7389 3378

2 July 2002

TRANSCO PLC

NATIONAL GRID GROUP PLC AND LATTICE GROUP PLC

MERGER UPDATE - OFT MERGER CLEARANCE CONFIRMED

National Grid Group plc (National Grid) and Lattice Group plc (Lattice) welcome the announcement today by The Secretary of State for Trade and Industry that she has decided not to refer the proposed merger of National Grid and Lattice (the "Merger") to the Competition Commission under the provisions of the Fair Trading Act 1973.

The Merger remains subject to the approval of shareholders of National Grid and Lattice, sanction of the Lattice scheme of arrangement by the High Court, and the satisfaction of a number of conditions including regulatory consents and approvals. National Grid and Lattice remain confident that the Merger will complete during autumn 2002.

Enquiries:

National Grid
Investor Relations

Marcy Reed	44 (0) 20 7312 5779
Terry McCormick	44 (0) 20 7312 5785
Louise Clamp	44 (0) 20 7312 5783

Media Relations

Clive Hawkins	44 (0) 20 7312 5757

Lattice
Investor Relations

Melissa Sellars	44 (0) 20 7389 3219
Gary Rawlinson	44 (0) 20 7389 3218

Media Relations

Gillian Home	44 (0) 20 7389 3212
Jim Willison	44 (0) 20 7389 3213

Citigate Dewe Rogerson

Anthony Carlisle	44 (0) 20 7638 9571

The Maitland Consultancy

Angus Maitland	44 (0) 20 7379 5151